[MIDDLEBURG FINANCIAL CORPORATION LETTERHEAD]

September 24, 2010

Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Middleburg Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 17, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
File No. 0-24159

Dear Mr. Webb:

Middleburg Financial Corporation (the “Company”) has received via fax your letter dated August 6, 2010 containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

This correspondence includes the Company’s responses to the comments included in the above referenced letter.  For convenience, we have preceded each of the Company’s responses with the Commission staff’s comment.

Form 10-K for Fiscal year Ended December 31, 2009

Item 6.  Selected Financial Data, page 29
1.
We note your presentation of tangible book value on page 29 and tangible equity to tangible assets on your website.  These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  In future filings, please clearly label these financial measures as non-GAAP, explain how you derive these tangible line items, and disclose why you believe these ratios are useful to investors.

In future filings, the Company will indicate by footnote reference that the tangible book value disclosure included in the Selected Financial Data table is not considered GAAP in the United States and will disclose how the disclosure is calculated.  A sample of the proposed footnote reference to be used in future disclosures is presented below:

Footnote (3) to Selected Financial Data table in Item 6.
(3)
Tangible book value is not a measurement under accounting principles generally accepted in the United States.  It is computed by subtracting identified intangible assets and goodwill from total Middleburg Financial Corporation shareholders’ equity and then dividing the result by the number of shares of common stock issued and outstanding at the end of the accounting period.

Additionally, in future filings, we will provide explanatory information explaining why we believe the disclosed ratios are useful to investors.  We will conform our website disclosure for tangible equity to tangible book value to our quarterly and annual filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, page 44

2.
We note from the disclosure on page 45 that you had troubled debt restructurings (TDRs) totaling $2.1 million as of December 31, 2009.  Please tell us and revise your future filings beginning with your next Form 10-Q to disclose the following:

a.	Your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status:
b.	The amount of TDRs that are considered impaired, the amount charged-during the period, and any valuation allowances at period end related to the TDRs; and
c.
To the extent you have several different types of programs offered to your customers (e.g.,i.e. reduction in interest rates, payment extensions, forgiveness of principal, forbearance or other actions), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;

d.	Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and
e.
Quantify the metrics used to evaluate success under the modification programs.  For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

The following information is supplied in response to your comments regarding troubled debt restructurings:

a.	Our policy requires six timely consecutive monthly payments before a restructured loan that has been placed on non-accrual can be returned to accrual status.
b.
The entire balance of TDRs as of December 31, 2009 was considered impaired, $2.1 million.  No loans identified as TDRs as of December 31, 2009 were charged off during 2009 or since that date and the amount of the valuation allowance related to TDRs as of December 31, 2009 was $674,784.

c, d, e:

The Company does not utilize formal modification programs or packages when loans are considered for restructuring.  Each loan’s restructuring is based on the borrower’s circumstances and may include modifications to more than one of the terms and conditions of the loan.  Therefore we believe that it is impractical to categorize them by the type of concession made.

The Company considered the $2.1 million in TDRs disclosed in our Form 10-K as of December 31, 2009 to be immaterial in relation to total loans and total assets.  However, we will include the information presented above in future filings beginning with our next Form 10-Q.

3.
In addition, we note that commercial real estate loans have increased from $229.17 million at December 31, 2008 to $241.17 million at December 31, 2009.  Further, we note that commercial real estate loans were $258.62 million at March 31, 2010.  Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure).  To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

a.	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
b.	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.
c.
Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

d.	Clarify whether the B note is immediately charged-off upon restructuring.
e.
Describe your nonaccrual policies at the time of modification and subsequent to the modification.  Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification.

f.	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

The Company has not performed any commercial real estate or other type of loan workouts whereby the existing loan was structured into multiple new loans (note bifurcations).  We will revise future filings to disclose whether or not such workouts were performed and, if so, provide the information requested in a. through f. above.

4.
We note that you include a ratio for the allowance for loan losses to total nonperforming assets just below your nonperforming loans table.  We note that the denominator in this ratio includes foreclosed property, but not loans 90 days past due (which is one component of non-performing loans as defined in Industry Guide 3).  Please tell us and revise future filings to disclose how management considers and evaluates this ratio on both a static and an ongoing basis.  In addition, please confirm that your accounting policy for foreclosed property as noted in Note 1 does not include any allowance for loan loss amounts subsequent to the reclassification event which writes the loan down to fair value when moved into foreclosed property.  Please also consider including other ratios which include all non performing loan categories as defined in Guide 3 or alternatively, other ratios which management uses on a regular basis to track and evaluate the level of certain nonperforming loans and the related allowance for loan losses.

Management utilizes the allowance for loan losses (“ALLL”) to total nonperforming assets ratio included in this item to evaluate the relative level of nonperforming assets recorded on the Company’s balance sheet.  For the years prior to 2008 in the referenced table, the Company did not have foreclosed property balances and loans 90 days past due were not a significant amount.  Accordingly, the ratio produced an adequate representation of the relationship of the ALLL to total non performing loans substantially in accordance with the guidance presented in Industry Guide 3 for those prior periods.   The ratio has continued to be presented in this manner for years 2008 and 2009 to ensure consistent presentation.

Additionally, we confirm that our accounting policy for foreclosed property does not provide for or allow any allowance for loan loss amounts subsequent to the reclassification event which writes the loan down to fair value when moved into foreclosed property.

In future filings, we will conform our reporting for nonperforming loans to the definitions included in Industry Guide 3 to include non-accrual loans, restructured loans, and loans 90 days past due and still accruing.   We will continue to present the level of foreclosed property as a non-performing asset but will show it separately from nonperforming loans.  An example of the format for the proposed table prepared using Industry Guide 3 classifications and including foreclosed property is presented below:

	Nonperforming Assets
	December 31,
	2009	2008	2007	2006	2005
	(In thousands)
Non-performing loans:
Nonaccrual loans	$8,608	$6,890	$6,635	$-	$88
Restructured loans	2,096	-	-	-	-
Accruing loans greater than
90 days past due	908	1,117	30	19	31

Total nonperforming loans	$11,612	$8,007	$6,665	$19	$119

Foreclosed property	6,511	7,597	-	-	-

Total nonperforming assets	$18,123	$15,604	$6,665	$19	$119

Nonperforming loans to
period end portfolio loans	1.80%	1.19%	1.03%	0.00%	0.02%

Allowance for loan losses
to nonperforming loans	79%	125%	106%	29379%	4322%

Nonperforming assets to
period end portfolio loans	2.81%	2.04%	1.03%	0.00%	0.02%

Additionally, in future filings, we will discuss the significance of the status and trends of each of the ratios included in the table.

5.	As a related matter, you also disclose in the paragraph below the nonperforming loans table that the allowance for loan losses was 53% of total nonperforming loans at December 31,

2009, 69% and 107%, respectively, for the prior two years ended as well.  Those particular ratios represent those determined in the above referenced table and are calculated as the allowance for loan losses as a percentage of total nonperforming assets.  Please revise to correct or further clarify what this ratio is in future filings.

As noted, the allowance for loan loss ratios disclosed in the Form 10-K for the year ended December 2009 represented the allowance for loan losses to nonperforming assets rather than to nonperforming loans.  In future filings, we will disclose the allowance for loan losses to nonperforming loans as presented in the table for the preceding Item.

Item 10. Directors, Executives Officers and Corporate Governance, page 58

Director Compensation, page 13 of Definitive Proxy Statement filed on Schedule 14A

6.
Please confirm that the total fees listed for each member of the board of directors consist only of multiples of the meeting fees listed in the introductory sentence in this section.  Otherwise, please revise this disclosure in future filings to clarify any other fees the directors are paid.

The total fees listed for each member of the board of directors disclosed on page 13 of the Definitive Proxy Statement filed on Schedule 14A and incorporated into our Form 10-K for the fiscal year ended December 31, 2009 consist only of multiples of the meeting fees listed in the introductory sentence.

Item 13.  Certain Relationships and Related Transactions, page 59

Certain Relationships and Related Transactions, page 37 of Definitive Proxy Statement filed on Schedule 14A

7.
We note the disclosure that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with others.  Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4(c) to Item 404 (a) of Regulation S-K.

Any loans made to related parties of the Company or related parties of any of its affiliates or subsidiaries were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time of origination for comparable loans with persons not related to the lender; and did not involve more than the normal risk of collectability or present other unfavorable features.  We will revise our future filings to disclose this information utilizing the terminology recommended in Instruction 4(c) to Item 404(a) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Consolidated Statements of Changes in Shareholder’s Equity (Unaudited).  page 5

8.
We note from your rollforward of comprehensive income (loss) on page 5 that you began with net income attributable to Middleburg Financial Corporation.  Please tell us and revise future filings, as necessary, how you determined this presentation was consistent with the guidance provided in ASC Topic 810-10-50-1A (a) and the example in ASC Topic 810-10-55-4L.

We will revise future filings to conform to the recommended presentation for comprehensive income included in ASC topic 810-10-55-4L.  An example of the proposed format for the applicable portion of our consolidated statement of changes in shareholders’ equity incorporating the recommended presentation for comprehensive income is presented below.

Consolidated Statement of Changes in Shareholders' Equity
For the Six Months Ended June 30, 2010
(In Thousands, Except Share Data)
(Unaudited)

	Middleburg Financial Corporation Shareholders
					Accumulated
					Other
	Preferred	Common	Capital	Retained	Comprehensive	Noncontrolling	Comprehensive
	Stock	Stock	Surplus	Earnings	Income (Loss)	Interest	Income (Loss)	Total

Balances - December 31, 2009	$-	$17,273	$42,807	$42,706	$(2,474)	$3,047	$-	$103,359
Comprehensive income
Net income				1,538		(112)	1,426	1,426
Other comprehensive income net of tax:
Unrealized holding gains arising during the
period (net of taxes of $1,108)					2,152		2,152	2,152
Reclassification adjustment (net of taxes $159)					(310)		(310)	(310)
Unrealized losses on securities for which an
other-than-temporary impairment loss has
been recognized in earnings, net of tax of $18					34		34	34
Reclassification adjustment (net of taxes of $84)					164		164	164
Total other comprehensive income					$2,040	-	$2,040	2,040
Total comprehensive income						(112)	$3,466	3,466
Cash dividends declared				(1,385)				(1,385)
Exercise of stock options (1,750 shares)		4	14					18
Vesting of restricted stock awards (3,650 shares)		9	(9)					-
Distributions to non-controlling interest						(237)		(237)
Share-based compensation		-	71					71
Balances - June 30, 2010	$-	$17,286	$42,883	$42,859	$(434)	$2,698		$105,292

Consolidated Statement of Cash Flows (Unaudited), page 6

9.
In addition, please tell us and revise future filings, as necessary, how you determined that the reconciliation of cash flows from operating activities should begin with net income attributable to Middleburg Financial Corporation given the guidance provided in ASC Topic 230-10-45-28.

We will revise future filings to conform the presentation of our Consolidated Statement of Cash Flows to the recommended presentation included in ASC topic 230-10-45-28.  An example of the proposed format for the applicable portion of our Consolidated Statement of Cash Flows incorporating the recommended presentation is presented below.

Middleburg Financial Corporation
Consolidated Statement of Cash Flows
(In thousands)
		Unaudited
	For the Six Months Ended
	June 30,		June 30,
	2010		2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,426		$3,078
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	2,220		2,620
Depreciation and amortization	885		963
Equity in distributions in excess of undistributed earnings of affiliate	(159)		(74)
Valuation adjustment on other real estate owned	244		1,035
Net (gain) loss on sale of other real estate owned	165		82
Premium amortization and discount (accretion) on securities, net	907		158
Net (gain) loss on securities available for sale	(469)		(1,070)
Other than temporary impairment loss	248		179
Originations of loans held for sale	(337,650)		(561,105)
Proceeds from sales of loans held for sale	326,692		533,230
Net (gain) loss on loans held for sale	(6,474)		(6,170)
Net (gain) loss on disposal of premises and equipment	(7)		1
Earning on bank-owned life insurance	(255)		(257)
Share-based compensation	71		53
Decrease in prepaid FDIC insurance	1,086		-
(Increase) in other assets	(2,068)		(1,285)
Increase in other liabilities	399		1,100
Net cash used in operating activities	$(12,739)		$(27,462)

Net income in the above referenced table includes net income including noncontrolling interest as opposed to net income attributable to Middleburg Financial Corporation presented in the original filing.  Additionally, we have eliminated the adjustment item related to noncontrolling interest previously included in the section “Adjustments to reconcile net income to net cash used in operating activities.”

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3. Securities, page 9

10.
We note from your disclosure that you use a discounted cash flow analysis as your primary evidence when determining whether credit related other-than-temporary impairment exists.  Please tell us and include in future filings the discount rates you use for your pooled trust preferred securities OTTI analysis and the determination of fair value.  Specifically, disclose if you are using the current yield used to accrete your security in your OTTI analysis in accordance with ASC 325-40-35 and the market rate for your fair value measurement in accordance with ASC 820.  Last, please tell us and disclose how you calculate the discount rate used for securities that have been impaired in prior periods.

All of the pooled trust preferred securities have floating rate coupons. In accordance with GAAP – EITF 99-20-1 (ASC 325), we evaluate each of these securities for potential impairment. In performing a present value analysis of expected cash flows, we incorporate expected deferral and default rates. The deferral/default assumptions for each pooled trust preferred security were developed by reviewing the underlying collateral or issuing banks. The present value of expected future cashflows is discounted at the effective purchase yield, which in the case of the floating rate securities is equal to the credit spread at time of purchase plus the current 3-month LIBOR

rate.    We then compare the present value to the current book value for purposes of determining if there is an other-than-temporary impairment.

The discount rate used to determine OTTI for all periods is the effective purchase yield or the credit spread at time of purchase plus the 3-month LIBOR rate.

We will include the preceding description of our methodology for determining discount rates on impaired securities in future filings.

11.
We note your tabular disclosure on page 10 for your trust-preferred securities.  Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC Topic 320-10-50-6 and Item 303 of Regulation S-K.  In future filings please include excess subordination as a percentage of the remaining performing collateral in the table.   Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

The following table shows the excess subordination status of our trust-preferred securities as of March 31, 2010.  We will include this data in our tabular disclosure for trust-preferred securities in future filings.  Additionally, we will provide descriptive information to indicate what the information means and why it is significant as presented below.

Security	Excess Subordination
MM Community Funding I Class B	-72.56%
MM Community Funding I Class B	-72.56%
PreTSL XXII Class D	-28.79%
PreTSL IV Mezzanine	19.07%
PreTSL V Mezzanine	-5.25%
MM Community Funding Class A	65.80%

Excess subordination is the difference between the remaining performing collateral and the amount of bonds outstanding that are pari passu and senior to the class that we own. Negative excess subordination indicates that there is not enough performing collateral in the pool to cover the outstanding balance of all classes senior to the ones that we own.

12.
In addition, we note from your tabular disclosures that you used the same defaults rate of 1.20% or 0.75%, and 15% recovery rate with either a one or two year lag for your impairment analysis.  In addition, we note that your TRUP’s have significantly different actual deferral rates, credit ratings, and fair values.  Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each pool and based on the specific tranche in which you have invested.  Consistent with the guidance in paragraphs ASC 320-10-35-33F through 331 of the FASB Accounting Standards Codification (paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP115-2), we believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows, and that simply using the same credit default assumption based on the average long term performance of FDIC regulated banks, AM Best’s study, and Standards & Poor’s methodology for all of your securities is not a reasonable methodology consistent with the guidance.  Therefore, please revise your trust preferred securities OTTI methodology to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions.  Please provide us with this revised analysis, including a materiality analysis of the impact of this change in methodology on prior periods and your conclusion regarding whether a restatement is required.

The Company reviewed the list of issuers underlying each trust preferred security as of December 31, 2009 and March 31, 2010, and ranked each bank in order of expectations of future defaults and deferrals. We reviewed data on each bank such as earnings, capital ratios, credit metrics and loan loss reserves. We then assigned a default rate to each ranking, then the default rates were applied to each bank that was performing as of the reporting date.  Finally, we summed the defaults and divided by the total remaining performing collateral in each pool. For PreTSL IV, the default rate was 50 basis points, for PreTSL V, the default rate was 40 basis points, for PreTSL XXII, the default rate was 70 basis points and for MM Community Funding I, the default rate was 1.15%.  The recovery rate for deferrals was assumed to be 15% with a 2 year lag. For defaults, we assumed zero recovery. We then calculated the present value of future cash flows for each pool assuming the revised deferral and default rates for the periods ending December 31, 2009 and March 31, 2010. The following tables compare the results of using these recalculated specific deferral and default rates versus the 0.75% and 1.20% used in previous filings.

Year-to-date December 31, 2009
(In thousands)
Ticker	As Reported - OTTI Related to Credit Loss (1)	Recalculated - OTTI Realted to Credit Loss (2)
MM Community Funding I Class B	$394	$392
MM Community Funding I Class B	$394	$392
PreTSL XXII Class D	$284	$284
PreTSL IV Mezzanine	$0	$0
PreTSL V Mezzanine	$0	$0
MM Community Funding I Class A	$0	$0

(1) Using 1.20% default rate for MM Community Funding 1 Class B and 0.75% for PreTSL IV, V and XXII
(2) Using revised pool and issuer specific default rate assumptions as outlined

Year Ended March 31, 2010
(In thousands)
Ticker	As Reported - Total OTTI Related to Credit Loss (1)	Recalculated - Total OTTI Realted to Credit Loss (2)
MM Community Funding I Class B	$469	$466
MM Community Funding I Class B	$469	$466
PreTSL XXII Class D	$284	$284
PreTSL IV Mezzanine	$0	$0
PreTSL V Mezzanine	$0	$0
MM Community Funding Class A	$0	$0

(1) Using 1.20% default rate for MM Community Funding 1 Class B and 0.75% for PreTSL IV, V and XXII
(2) Using revised pool and issuer specific default rate assumptions as outlined

The Company believes that the aggregate difference between the two calculations for total OTTI as of December 31, 2009 and March 31, 2010, $4,000 and $6,000 respectively, does not constitute a material error in its financial statements in light of the Company’s reported results of $3.522 million for the full year 2009 and $814,000 for the quarter ending March 31, 2010. The differences constitute less than 0.1% of net income for the reported periods.  This methodology will be applied in our OTTI analysis for future quarters.

13.
We note you recorded credit-related impairment of $0.15 million and $1.07 million during the quarter ended March 31, 2010 and fiscal year ended December 31, 2009.  In future filings, please disclose a tabular rollforward of the amount related to credit losses recognized in earnings as required by ASC Topic 320-10-50-8B.

In future filings we will disclose a tabular rollforward of the amount of OTTI losses related to credit losses recognized in earnings as required by ASC Topic 320-10-50-8B.  A sample disclosure is presented below:

The following table presents a roll-forward of the credit loss component amount of OTTI recognized in earnings:

OTTI Credit Losses Recognized in Earnings
Rollforward

Amount recognized through December 31, 2009	$1,072
Additions related to intial impairments	-
Additions related to subsequent impairments	248

Net impairment losses recognized in earnings	$1,320

Note 10. Fair Value Measurements, page 16

14.
We note your fair value measurement disclosure on page 16 and that your adoption of ASU 2010-06 did not have a material impact on your consolidated financial statements.  However, we were unable to locate the required disclosure in your Form 10-Q for the period ended March 31, 2010 related to valuation technique(s) of your available-for-sale securities and other  financial instruments and presentation of the securities by major category as required by ASC Topic 820-10-50-2, 820-10-50-2A, and 825-10-50-10.  Please note that these disclosures are required in both interim and annual filings.  As such, please include these disclosures in all future interim and annual filings similar to the disclosure provided in Note 16 in your Form 10-K.

In future filings, we will disclose required information regarding available-for-sale securities and other financial instruments as well as a presentation of securities by major categories in both interim and annual filings similar to the disclosure provided in Note 16 of our Form 10-K for December 31, 2009.

15.
We note your disclosure on page 18 that for your collateral –dependent impaired loans and other real estate owned the fair value is based on an income or market valuation approach based on an external appraisal.  Please tell us and revise your future filings to disclose the following:

a.
How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired).  If this policy varies by loan type please disclose that also.

b.	Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.
c.	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.
d.	How you determine, including the process, the fair value of the collateral if an appraisal is not available.

The following information is supplied in response to your comments regarding collateral-dependent impaired loans and other real estate owned:

a.
When collateral-dependent loans are performing in accordance with the original terms of their contract, the Company continues to use the appraisal that was done at origination as the basis for the collateral value.  When collateral-dependent loans are considered non-performing, they are assessed to determine the next appropriate course of action:  either foreclosure or modification with forebearance agreement.  The loans would then be re-appraised prior to foreclosure or before a forbearance agreement is executed.  Thereafter, collateral for loans under a forbearance agreement may be re-appraised as the circumstances warrant.  This process does not vary by loan type.

b.	For the purpose of OREO valuations, appraisals are discounted 10% for selling and holding costs. Appraisals are obtained annually for properties in OREO.
c.
For the purpose of ALLL, new appraisals are discounted 10% for selling costs when determining the amount of the specific reserve.  Thereafter, for collateral dependent impaired loans, we consider each loan on a case-by-case basis to determine whether or not the recorded values are appropriate given current market conditions.  When warranted, new appraisals are obtained.

d.
For real estate-secured loans, if the Company doesn’t have a useable appraisal a new one is ordered to determine fair value.  If the loan is secured by assets other than real estate and an appraisal is neither available nor feasible, the loan is treated as unsecured.

In future filings, we will clarify our procedures regarding the valuation process for collateral dependent loans.

16.
We note your disclosure that if the underlying collateral is being constructed or if the valuation is based on an appraisal over two years old then you consider the fair value measurement to be Level III.  In addition, we note at March 31, 2010 and December 31, 2009 there were no impaired loans or other real estate owned measured at Level III.   Please confirm to us and in future filings that there were no impaired loans or other real estate owned with underlying collateral in process of construction or valued based on an appraisal over two years old.

The procedural disclosure referred to in this comment regarding the classification of loans with underlying collateral being constructed appears in the impaired loan disclosure and not in the other real estate owned disclosure in our Form 10-Q for March 31, 2010 and our Form 10-K for December 31, 2009.  For other real estate owned, our policy is to obtain “as-is” appraisals for each property on an annual basis as opposed to “as-completed” appraisals.  This type of appraisal provides us with current values without regard to completion of any construction or renovation that may be taking place.  Accordingly, for other real estate owned, we do not consider the appraised values to be Level III measurements even though properties may be under construction.

In future filings, we will clarify our impaired loan and other real estate owned fair value disclosures regarding levels I, II, and III measurement classifications and insure that future tabular disclosures are consistent with our internal procedures.

There were no properties in our other real estate owned account or impaired loans with the underlying collateral value based on an appraisal over two years old at March 31, 2010 or December 31, 2009.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition
Deposits, page 28

17.
We note your disclosure on page 29 that your securities sold under agreements to repurchase increased during the quarter by $7.1 million from $17.2 million at December 31, 2009 to $24.3 million at March 31, 2010.  Please tell us, and revise future filings to disclose, whether you have accounted for any of these transactions as sales for accounting purposes in your financial statements and if so, the accounting guidance on which you relied for this treatment.  For those repurchase agreements accounted for as sales, please quantify the amount of qualifying for sales accounting at each quarterly balance sheet date for each of the past three years as well as the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

We do not account for repurchase agreement transactions as sales.  All repurchase agreement transactions entered into by the Company are accounted for as collateralized financings.  We will include this disclosure in future filings.

Allowance for Loan Losses, Page 34

18.	We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in impaired loans over recent periods. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of change in your overall credit environment with the decrease in your allowance for loan losses from December 31, 2008 to March 31, 2010.  For example, discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase in your specific reserve and decrease in your general reserve.

The Company considers all non-accrual loans to be impaired loans.  The Company determines the amount of the specific reserve using the value of the collateral as determined by an appraisal.  The value in the appraisal is adjusted for estimated selling costs.  If the loan is secured by assets not supported by an appraisal, the loan is treated as unsecured and is fully reserved.

At December 31, 2008 non-accrual loans totaled $6.9 million, and the ALLL was $10.0 million, of which $2.0 million were reserves held for the Company’s 57% owned mortgage company for loans retained by them.  At December 31, 2009 non-accrual loans totaled $10.6 million while the ALLL was $9.2 million.  The mortgage company reduced its reserves by $1.4 million due to charge offs of loans with specific reserves during the year ended December 31, 2009.  In addition, at December 31, 2008 the Company had increased the general reserve in recognition of the obvious problems in the economy at that time and its impact on the loan portfolio, resulting in the Company downgrading a number of loans to criticized or classified status, although they did not warrant non-accrual status at that time.  Many of the loans that were classified during 2008 were secured by homes under construction, residential building lots, and land, all of which had been severely discounted by the market and therefore required substantial reserves.  Those loans have now been charged off and there are fewer such classified loans, and more loans secured by income properties and completed residential properties.  In addition, the Company has been able to negotiate forbearance agreements that add additional collateral or other sources of repayment, thereby reducing the amount of specific reserves that are required for those loans.

In future filings, we will provide appropriate information linking the relationship between our level of non-performing loans and our ALLL balance.

19.
We note that your non-performing assets plus loans past due 90 days or more still accruing have increased from $15.61 million at December 31, 2008 to $18.13 million and $18.97 million at December 31, 2009 and March 31, 2010.  Given the significant increase in your non-performing assets plus loans past due 90 days or more and the current credit environment, please revise future interim and annual filings to separately present and quantify the following Industry Guide 3 disclosures by loan classification similar to the classifications presented in the loan portfolio disclosure on page 43 of your 2009 Form 10-K:

•	Loan portfolio by type under Item III.A,;
•	Risk elements under Item III.C;
•	Allowance for loan losses rollforward under Item IV.A.; and
•	Allocation of the allowance for loan losses under Item IV.B.

The Company will revise future interim filings to separately present and quantify the disclosures included in Industry Guide 3 by loan classification similar to our disclosures provided in our annual Form 10-K for 2009.  We will continue to provide these additional interim disclosures to the extent that the Company considers the information to be material to our overall financial position or results of operations.  An example of the format of the proposed additional information to be included in Item 2 of our interim filings is presented below:

Item III.A. – Loan Portfolio by Type

The following table shows the outstanding balances or our loan portfolio by loan type at June 30, 2010 and December 31, 2009:
	As of June 30, 2010		As of December 31, 2009
		Percent of		Percent of
	Outstanding	Total	Outstanding	Total
	Balance	Portfolio	Balance	Portfolio
Commercial, financial and agricultural	$38,127	5.32%	$43,331	6.29%
Real estate construction	$74,568	10.40%	73,019	10.59%
Real estate mortgage	526,471	73.46%	510,230	74.02%
Mortgages held for sale	62,442	8.71%	45,010	6.53%
Consumer loans	15,090	2.11%	17,699	2.57%
Total Loans	$716,698	100.00%	$689,289	100.00%
Less: Allowance for loan losses	10,075		9,185
Net portfolio loans	$706,623		$680,104

Item III.C. – Risk Elements

An example of our proposed interim and annual reporting for risk elements under Item III.C of Industry Guide 3 is included in our response to Item 4.

Item IV.A. – ALLL rollforward

The following table presents an analysis of the Company’s allowance for loan losses by loan type for the six months ended June 30:

	2010	2009
Balance, beginning of year	$9,185	$10,020
Loans charged off:
Commercial, financial and agricultural	128	198
Real estate construction	585	639
Real estate mortgage	522	1,959
Consumer loans	197	439
Total loans charged off	1,432	3,235
Recoveries of loans previously charged off:
Commercial, financial and agricultural	63	15
Real estate construction	-	-
Real estate mortgage	3	2
Consumer loans	36	9
Total recoveries	102	26
Net charge-offs	1,330	3,209
Provision charged to expense	2,220	2,620
Balance, end of period	$10,075	$9,431

Item IV.B. – ALLL allocation

The following table shows the format of the table the Company will use in future filings to disclose the allowance for loan losses allocated by loan type and the percent of loans in each category to total loans in accordance with Item IV.B of Industry Guide 3.

	Current	Percent of loans	Prior	Percent of loans
	Presentation	in each category	Presentation	in each category
	Date	to total loans	Date	to total loans
Commercial, financial and agricultural	$-	0.00%	$-	0.00%
Real estate construction	-	0.00%	-	0.00%
Real estate mortgage	-	0.00%	-	0.00%
Consumer loans	-	0.00%	-	0.00%
Totals	$-	100.00%	$-	100.00%

20.
We note the continued deterioration in your asset quality specifically the fluctuations in non-performing loans from $6.9 million at December 31, 2008 to $10.7 million at December 31, 2009 and $9.6 million at March 31, 2010.  Given the fluctuation in your nonperforming loans balance, please tell us and revise your future filings to address the following:

•	Discuss whether the increase in nonperforming loans relates to a few large credit relationships or several small credit relationships or both.
•	If a few large credit relationships make up the majority of your nonperforming loans, discuss those relationships in detail, including:
o	the type of loan (commercial, commercial real estate, construction, etc.);
o	when the loan was originated;
o	the allowance for loan losses associated with the loan, as applicable;
o	when the loan became non-accrual;
o	the underlying collateral supporting the loan;
o	the last appraisal obtained for the loan, as applicable; and
o	any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.
•	Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.
•	Disclose any remediation efforts you have taken, or plan to take, to collect on these loans.

The increase in nonperforming loans noted as of December 31, 2009 and March 31, 2010 is primarily due to two relationships totaling $3.5 million.  At December 31, 2009 and March 31, 2010 the Company’s nonperforming loans consisted of two large relationships of $1.9 million and $1.6 million, both of which were home builders, and 22 small to medium relationships averaging $292,000 each. The Company has since foreclosed on the $1.9 million loan, and the home securing it is in OREO.  The amounts of the two large relationships at December 31, 2009 and March 31, 2010 were not relatively large and total nonperforming loans as of those dates were relatively low compared to total assets.

The Company will give consideration to disclosing the impact of delinquencies on its allowance for loan losses in future filings following appropriate accounting guidance.

Remediation of the nonperforming loans takes various forms, depending on the circumstances.  Where the borrower has the ability to make payments but at a reduced level, the Company will often consider a restructuring to lower the payment by a combination of lower interest rates and re-amortization of the remaining term.  In other cases, additional collateral may be taken in conjunction with a forbearance agreement whereby the Company receives some or all of the proceeds from the liquidation of the additional assets.  In still other cases the loan will have guarantors with sufficient liquidity or assets to serve as a source of repayment, and the Company will take the necessary steps to enforce the guarantees and obtain repayment.  Where there is no viable source of cash to curtail or amortize the debt, the Company will charge off the loan and liquidate the collateral, followed by deficiency judgments against the borrower and/or guarantors (when allowed).

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

In connection with the responses of the Company included in this letter we hereby acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 540-687-4816 or by email at rmehra@middleburgbank.com, if you have any questions regarding this response, have any further comments, or require further information.

Sincerely,

/s/ Raj Mehra

Raj Mehra
Executive Vice President and
Chief Financial Officer